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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       GENERAL NUTRITION COMPANIES, INC.
                           (Name of Subject Company)

                       GENERAL NUTRITION COMPANIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   37047F103
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                JAMES M. SANDER
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                       GENERAL NUTRITION COMPANIES, INC.
                                300 SIXTH AVENUE
                              PITTSBURGH, PA 15222
                                 (412) 288-4600

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                         ROBERT I. TOWNSEND, III, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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
                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Koninklijke Numico N.V. ("Numico"), a company organized under the laws of The Netherlands, to purchase all of the outstanding shares of Common Stock (as defined below) of General Nutrition Companies, Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name and address of the principal executive offices of the Company is General Nutrition Companies, Inc., 300 Sixth Avenue, Pittsburgh, PA 15222. This
Schedule 14D-9 relates to the Company's Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 9, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1"), to purchase all the outstanding shares of Common Stock at a price (the "Offer Price") of $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 5, 1999, among the Company, the Purchaser and Numico (the "Merger Agreement"), which provides for (i) the making of the Offer by the Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement and (ii) the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each share of Common Stock outstanding at the Effective Time (as defined in the Merger Agreement) (other than shares held in the treasury of the Company or held by Numico or the Purchaser, or shares held by stockholders validly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation
Law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $25.00 per share or such greater amount per share which may be paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto, is summarized in Sections 11 and 12 of the Offer to Purchase and incorporated herein by reference.

    Five senior executives have entered into a tender agreement dated July 5, 1999 with Numico and the Purchaser (the "Tender Agreement") which, among other things, and subject to certain exceptions, requires each such executive to tender his shares of Common Stock into the Offer. The Tender Agreement, a copy of which is filed as Exhibit (c)(2) hereto, is summarized in Section 11 of the Offer to Purchase and incorporated herein by reference.

    The Offer to Purchase states that the principal executive offices of the Purchaser are located at 1209 Orange Street, Wilmington, Delaware 19801 and that the principal executive offices of Numico are located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1,2700, MA Zoetermeer, The Netherlands.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

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
    (b)(1) GENERAL. The information contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated July 9, 1999, included as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. Other such contracts, arrangements and understandings known to the Company are described below or are summarized in
Section 11 of the Offer to Purchase, which is incorporated herein by reference. Reference is also made to the Tender Agreement, which is summarized in Section 11 of the Offer to Purchase and incorporated herein by reference.

    (2) CERTAIN EXECUTIVE COMPENSATION AND OTHER EMPLOYEE-RELATED MATTERS IN CONNECTION WITH THE MERGER.

    NEW EMPLOYMENT AGREEMENTS.

    Prior to the execution of the Merger Agreement, the Company had entered into an employment agreement with William E. Watts and established a change in control retention bonus program for the benefit of its officers and those of its subsidiaries including each of the ten officers of the Company named below. These arrangements provided for payment of a bonus equal to one times each officer's annual base salary (three times annual base salary in the case of William E. Watts) upon a change in control of the Company, with such bonus to be paid in two equal installments within 30 days following the change in control and within 30 days following the first anniversary of such change in control, provided that the officer remained in employment with the Company during such one year period. These retention bonuses have been incorporated into the ten senior executives' new employment agreements described below. In connection with the transactions contemplated by the Merger Agreement, the Company and Numico have entered into individual employment agreements (the "Employment Agreements") with ten of the Company's senior executives, each effective as of the Effective Time, as follows:

        (A) WILLIAM E. WATTS. The current employment agreement for William E. Watts, President and Chief Executive Officer of the Company, which was scheduled to expire on January 31, 2002, will be replaced, effective as of the Effective Time, by a new agreement with Numico and the Company with a term expiring December 31, 2002 (the "Watts Agreement"). Under the Watts Agreement, Mr. Watts will continue to serve in his current positions with the Company. Mr. Watts will also be appointed to the Board of Managing Directors of Numico. Mr. Watts will receive an annual base salary of $954,965, subject to annual review for potential increase each subsequent January 1 during the term. Mr. Watts will not be eligible for an annual bonus or incentive compensation; HOWEVER, he will receive at least 15% of all stock options to acquire Numico's stock which are issued to the employees of the Company and its subsidiaries in any year during the employment term (excluding the initial grant immediately following the Effective Time of up to 500,000 options in which he will not be eligible to participate). As provided under his current employment agreement, Mr. Watts will (1) be entitled to personal use of the Company's airplane for up to 100 hours per year plus up to $35,000 per year in airplane-related expenses and
    (2) receive a retention bonus equal to three times his current annual base salary, payable 50% within 30 days following the Effective Time and 50% one year later (the "First Anniversary Payment"). If, following the Effective Time, Mr. Watts should be involuntarily terminated other than for "cause" or resign for "good reason" (as each term is respectively defined in the Watts Agreement), Mr. Watts will be entitled to receive an amount equal to the First Anniversary Payment within 30 days of his employment termination. If, after the Effective Time, a change of control of the Company (as defined in the Watts Agreement) should occur, Mr. Watts will receive a retention bonus equal to two times his then current annual base salary, payable in equal installments with the first such installment payable within 30 days after the change of control and the second installment one year later provided that he remains in employment with the Company through the earliest of (x) the first anniversary of the change of control, (y) December 31, 2002, and
    (z) the date of his involuntary termination of employment without "cause" or his resignation for "good reason". Mr. Watts is also entitled to a gross-up payment to fully offset all excise taxes which may be imposed by reason of section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"). Mr. Watts is subject to a noncompetition and nonsolicitation covenant which extends through December 31, 2002.

        (B) GREGORY T. HORN. At the Effective Time, Gregory T. Horn will continue to serve as Executive Vice President of Marketing and Development and Chief Operating Officer of the Company. In addition, Mr. Horn will serve as a Group Director of Numico. Mr. Horn's new employment agreement with Numico and the Company is similar to the Watts Agreement, except that (1) the term of employment automatically extends for one-year periods unless notice is given by either party at least one year in advance of the end of the employment term, (2) his annual base salary will be increased by $100,000 to $400,000 from the Effective Time through December 31, 2000, with $50,000 additional increases for each of the next two calendar years thereafter and he will be eligible for a maximum annual bonus opportunity of $250,000 (as compared to an existing bonus opportunity of $150,000), (3) Mr. Horn will receive a retention bonus of $180,000 payable 50% within 30 days after the Effective Time and 50% one year later, (4) there is no provision for aircraft usage or reimbursement and (5) Mr. Horn is subject to a non-competition and non-solicitation agreement (the "Noncompetition Agreement") which extends for one year following his termination of employment or, if longer, through the end of the scheduled employment term (including any one-year extensions), in consideration for which he will receive a payment of $120,000 within 30 days following the Effective Time.

        (C) OTHER EXECUTIVES. Eight other Company executives, Russell L. Cooper, Senior Vice President and General Manager of GNC Franchising Inc., John A. DiCecco, Senior Vice President Logistics/Manufacturing of General Nutrition, Incorporated ("GNI"), David R. Heilman, Vice President, Strategic Planning and Corporate Development of GNI, Edwin J. Kozlowski, Executive Vice President and Chief Financial Officer of GNI, Michael Locke, Senior Vice President and General Manager of GNI, Michael K. Meyers, Executive Vice President and General Manager of General Nutrition Corporation ("GNC"), Donald G. Smith, Senior Vice President, Sales of GNC, and Reginald L. Steele, Vice President, International Franchising of General Nutrition International, Inc. have entered into employment agreements with Numico and the Company substantially on the same terms and conditions as Mr. Horn's agreement, except that (1) in the case of Messrs. Cooper, Heilman, Locke, Smith and Steele, the initial term expires on December 31, 2001 (but subject to the same automatic one-year extensions), (2) base salary shall be the executive's current base salary, subject to annual reviews for possible increase, (3) the retention bonus payable in two installments within 30 days after the Effective Time and one year later shall equal one times the executive's base salary in effect immediately prior to the Effective Time and (4) the noncompetition covenant (which contains a less expansive definition of "competing business" than under Mr. Horn's Noncompetition Agreement) terminates on the last day of the scheduled employment period (including any one-year extensions) without regard to any earlier termination of employment for any reason.

    Copies of the Employment Agreements and the Noncompetition Agreement are filed as Exhibits (c)(3) through (c)(13) and incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference to these agreements.

    EFFECT OF THE MERGER ON EMPLOYEE BENEFIT AND STOCK PLANS.

    Pursuant to the terms of a letter agreement supplementing the Merger Agreement (the "Benefits Letter") (which is filed as Exhibit (c)(14) hereto and the terms thereof are incorporated by reference herein), Numico and the Company have agreed as follows:

        (1) Numico shall honor all employee benefit plans, including individual agreements, to the extent disclosed on a schedule to the Merger Agreement and, for the period from the Effective Time through at least December 31, 2000, shall maintain (or cause the Company to maintain) (i) employee pension and welfare benefits no less favorable in the aggregate than those in effect immediately prior to the Effective Time (subject, however, to such alterations as may be made with the prior written consent of Mr. Watts), and
    (ii) severance benefits which are no less favorable than under the Company's existing severance policy, and, with respect to officers of the Company and its subsidiaries who are not entering into employment agreements, which are in accordance with past practices of the Company prior to the Effective Time.

        (2) At the Effective Time, the Company shall pay a pro rata bonus to all employees who are otherwise eligible for an annual bonus tied to earnings per share performance criteria for the Company's fiscal year ending in February 2000, assuming the maximum bonus potential had been achieved (including, for this purpose, a pro rata performance-based matching contribution to certain of the Company's savings and incentive plans). The Chief Executive Officer of the Company (Mr. Watts) shall establish appropriate performance criteria for the remainder of the Company's current fiscal year from the Effective Time through the end of such year.

        (3) All stock options outstanding immediately prior to the Effective Time, whether or not then vested, shall be canceled in exchange for a payment equal to the difference, if any, between the Merger Consideration and the exercise price thereof. In accordance with the terms of the Company's Management and Director Stock Purchase Plan and the matching stock purchase loans awarded thereunder, all such loans will be forgiven at the time that the Offer is consummated. As of the date of the Merger Agreement, loans aggregating approximately $4,500,000 were owed by 54 individuals, including approximately $200,000 by Jerry D. Horn, Chairman of the Board, $700,000 by Mr. Watts, and balances ranging from $22,000 to $27,500 by each of Edward G. Beimfohr, W. Harrison Wellford, Ronald L. Rossetti, Thomas R. Shepherd and David Lucas (who are each members of the Board).

        (4) The Company's 1999 Deferred Compensation Plan shall be terminated as of the Effective Time and all amounts credited to participants' accounts under such plan or the Company's 1993 Deferred Compensation Plan (which was terminated in early 1999), and any earnings thereon, will be immediately distributed to the participants entitled thereto.

        (5) In accordance with the Company's retention bonus policy adopted on March 22, 1997, retention bonuses equal to one times salary will be paid to all vice presidents of the Company and above in two installments, with the first installment paid within 30 days following the Effective Time and the second installment one year later, except as otherwise provided under the Employment Agreements. If the officer's employment is involuntarily terminated without "cause" or the officer resigns for "good reason" (as each term is respectively defined in the Benefits Letter), such officer will receive the amount otherwise payable on the first anniversary of the Effective Time upon such employment termination.

        (6) As of the Effective Time, Numico will establish a new Management Stock Purchase Plan (the "Purchase Plan") and Numico Stock Option Program ("Stock Option Program") for employees of the Company and its subsidiaries. The Purchase Plan will enable officers and key employees to purchase Numico stock (depositary receipts) up to a maximum of 200% (150% for designated officers and 100% for designated non-officer employees) of annual base salary, with the Company providing a matching loan to buy two additional shares for every share purchased by the employee. Under the

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    Purchase Plan, 50% of the loan will be forgiven three years after the loan is made if the participant remains in continuous employment during such three-year period (subject to ratable forgiveness of this 50% component of the loan if the employee is "involuntarily terminated without cause" (as defined in the Benefits Letter) or terminates due to death or disability during such three-year period) and 50% of the loan will be forgiven if the Company achieves a specified cumulative operating earnings target for the three-year period (subject to ratable forgiveness of this 50% component of the loan if the employee is involuntarily terminated without cause or terminates due to death or disability, but only to the extent that annual operating earnings targets have been achieved prior to the date of termination). Shares so purchased will be held in an account and may not be sold until the loan maturity date or, if earlier, the participant's termination of employment. Numico will also offer a Stock Option Program for designated employees of the Company and its subsidiaries to purchase 500,000 options immediately following the Effective Time (the "Initial Grant") and at least 250,000 options in each twelve-month period following the first anniversary of the Effective Time. With respect to the Initial Grant, options will be granted to all employees identified by Mr. Watts, other than
    (i) officers who are parties to the Employment Agreements, and (ii) any individual eligible to participate in the Purchase Plan unless such individual participates at the maximum level permitted thereunder. Options will become exercisable three years following their grant (subject to ratable exercisability if the optionee is involuntarily terminated without cause during such three-year period) and will expire five years following their grant to the extent not then exercised. If options cannot be granted under the Stock Option Program due to applicable legal restrictions, an equivalent cash-based program will be substituted. The purchase price to be paid for the shares under the Purchase Plan and for the initial 500,000 options under the Stock Option Program will be determined by reference to the 15-day average closing price for Numico shares on the Amsterdam Stock Exchange immediately prior to the date of the Merger Agreement.

        (7) As provided under the existing employment agreement of Jerry D. Horn, the Company will pay to Mr. Horn, following the Effective Time, a $1,000,000 change in control payment in a lump sum in accordance with the terms of his employment agreement. In addition, because Mr. Horn's termination of employment as of the Effective Time will be without cause, he will receive his base salary at the annual rate of $200,000 from the Effective Time through the end of the Company's current fiscal year ending in February 2000 and $150,000 for the Company's fiscal year ending in February 2002, payable in accordance with normal payroll practices of the Company unless he elects to receive a discounted lump sum payment of such salary in accordance with the terms of his employment agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting held on July 3, 1999, the Board unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, holders of shares of Common Stock and (iii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of the Company's press release announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

    (b)(1)  BACKGROUND.

    The information contained in Section 10 of the Offer to Purchase is incorporated herein by reference.

    (2)  REASONS FOR RECOMMENDATION.

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    In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) the amount and form of consideration to be received by the Company's stockholders in the Offer and the Merger;

        (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including the risk arising from the dietary supplements industry becoming increasingly competitive and dependent on proprietary products;

        (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

        (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

        (v) the historical and recent market prices of shares of Common Stock and the fact that the Offer and the Merger will enable the holders of shares of Common Stock to realize a premium over the prices at which such shares traded prior to the negotiation and execution of the Merger Agreement;

        (vi) the financial analysis and presentation of Morgan Stanley & Co. Incorporated ("Morgan Stanley") to the Board on June 30, 1999, and the oral opinion of Morgan Stanley (which opinion was subsequently confirmed by delivery of a written opinion dated July 3, 1999, the date the Board adopted the Merger Agreement) to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the $25.00 per share cash consideration to be received by holders of shares of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Morgan Stanley's written opinion, dated July 3, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley, is attached hereto as Exhibit (a)(6) and is incorporated herein by reference. Morgan Stanley's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of shares of Common Stock are urged to read such opinion carefully in its entirety;

        (vii) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies; and

        (viii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Morgan Stanley as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Morgan Stanley's engagement, the Company has agreed to pay Morgan Stanley for its services an aggregate financial advisory fee equal to $10,000,000, payable in

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connection with the Offer and the Merger. The Company also has agreed to indemnify Morgan Stanley and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Morgan Stanley's engagement.

    Morgan Stanley has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services Morgan Stanley has received compensation. In the ordinary course of business, Morgan Stanley and its affiliates may actively trade or hold the securities of the Company and Numico for their own account and those of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in shares of Common Stock.

    (b) To the best of the Company's knowledge, its executive officers, directors and affiliates currently intend to tender their shares of Common Stock to the Purchaser pursuant to the Offer. Certain senior executives of the Company have entered into the Tender Agreement with Numico and the Purchaser pursuant to which such executives have agreed to tender shares of Common Stock beneficially owned by them into the Offer. Reference is made to Items 2 and 3 above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Other than as set forth in Item 3(b) or 4, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

        (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

        (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

        (3) a tender offer for or other acquisition of securities by or of the Company; or

        (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described above or in Item 3(b) of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

*+         (a)(1)     Offer to Purchase dated July 9, 1999.
*+         (a)(2)     Letter of Transmittal.
 +         (a)(3)     Text of press release dated July 5, 1999.
*          (a)(4)     Letter to stockholders of the Company dated July 9, 1999.
 +         (a)(5)     Form of Summary Advertisement dated July 9, 1999.
*          (a)(6)     Opinion of Morgan Stanley & Co. Incorporated.
 +         (a)(7)     Text of press release dated July 9, 1999.
           (b)        Not applicable.
 +         (c)(1)     Agreement and Plan of Merger dated as of July 5, 1999.
 +         (c)(2)     Tender Agreement dated as of July 5, 1999.
 +         (c)(3)     Employment Agreement of Mr. William E. Watts dated as of July 5, 1999.
 +         (c)(4)     Employment Agreement of Mr. Gregory T. Horn dated as of July 5, 1999.
 +         (c)(5)     Employment Agreement of Mr. Russell L. Cooper dated as of July 5, 1999.
 +         (c)(6)     Employment Agreement of Mr. John A. DiCecco dated as of July 5, 1999.
 +         (c)(7)     Employment Agreement of Mr. David R. Heilman dated as of July 5, 1999.
 +         (c)(8)     Employment Agreement of Mr. Edwin J. Kozlowski dated as of July 5, 1999.
 +         (c)(9)     Employment Agreement of Mr. Michael Locke dated as of July 5, 1999.
 +         (c)(10)    Employment Agreement of Mr. Mike K. Meyers dated as of July 5, 1999.
 +         (c)(11)    Employment Agreement of Mr. Donald G. Smith dated as of July 5, 1999.
 +         (c)(12)    Employment Agreement of Mr. Reginald W. Steele dated as of July 5, 1999.
 +         (c)(13)    Non-Competition and Non-Solicitation Agreement of Gregory T. Horn dated as of
                      July 5, 1999.
 +         (c)(14)    Benefits Letter dated July 5, 1999.

------------------------

*   Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 dated July 9, 1999, and incorporated herein by reference.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GENERAL NUTRITION COMPANIES, INC.

                                By:  /s/ WILLIAM E. WATTS
                                     -----------------------------------------
                                     Name: William E. Watts
                                     Title: President and Chief Executive
                                            Officer

July 9, 1999

                                       10
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                                                                         ANNEX A

                       GENERAL NUTRITION COMPANIES, INC.
                                300 SIXTH AVENUE
                              PITTSBURGH, PA 15222
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being mailed on or about July 9, 1999, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of General Nutrition Companies, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    On July 5, 1999, the Company, Koninklijke Numico N.V., a company organized under the laws of The Netherlands ("Numico"), and Numico Investment Corp., a Delaware corporation and an indirect wholly owned subsidiary of Numico (the "Purchaser"), entered into an Agreement and Plan of Merger dated as of July 5, 1999 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, August 5, 1999, unless the Offer is extended.

    The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein following consummation of the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in the Information Statement (including information incorporated by reference) concerning Numico, the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by Numico and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The shares of Common Stock are the only class of voting securities of the Company outstanding. As of June 30, 1999, there were 67,997,138 shares of Common Stock outstanding. The Board currently consists of seven members and is divided into three classes serving staggered three-year terms. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO NUMICO DESIGNEES

    Pursuant to the Merger Agreement, immediately following the acceptance for payment of, and payment for, any shares of Common Stock by the Purchaser pursuant to and subject to the conditions (including the Minimum Condition (as defined in the Merger Agreement), which condition may not be waived by the Purchaser) of the Offer, the Company shall take all necessary actions to cause such number of such persons designated by the Purchaser to become members of the Board (the "Purchaser Designees") as is at least equal to the product of (x) the number of directors on the Board (including the Purchaser Designees appointed pursuant to this sentence) and (y) the percentage of outstanding shares of Common Stock accepted for payment, but not less than a majority, subject to compliance with
Section 14(f) of the Exchange Act; PROVIDED, HOWEVER, that prior to the Effective Time the Board shall always have at least two directors (the "Independent Directors") who are neither officers of Numico nor designees, stockholders or affiliates of Numico or Numico's affiliates; and, PROVIDED FURTHER that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be officers or affiliates of Numico or any of its affiliates, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

    The Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below.

    Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Numico.

                                                                  AGE; POSITION WITH NUMICO OR AFFILIATE;
NAME AND BUSINESS ADDRESS                                                5-YEAR EMPLOYMENT HISTORY
--------------------------------------------------------  --------------------------------------------------------
Johannes C.T. van der Wielen ...........................  Age 55; President and Chief Executive Officer since
  Rokkeveenseweg 49                                       January 1992 and a member of the Board of Managing
  2712 PJ Zoetermeer, P.O. Box 1,2700,                    Directors since January 1989; Member of the Supervisory
  MA Zoetermeer                                           Board of each of Maxeres Holding N.V., Gouda Vuurvast
  The Netherlands                                         Holding N.V. and Benckiser N.V.; Member of "Rand van
                                                          Bestuur" Telindus B.V., Member of the Advisory Board of
                                                          ABN AMRO and Chairman of "Stichting Continuiteit Wolters
                                                          Kluwer."
Ton J. Brittijn ........................................  Age 54; Manager of Corporate Business Control since
  Rokkeveenseweg 49                                       January 1997; Various financial related positions since
  2712 PJ Zoetermeer, P.O. Box 1,2700,                    January 1994.
  MA Zoetermeer
  The Netherlands
Philip van Randwijk ....................................  Age 46; Treasurer since May 1994.
  Rokkeveenseweg 49
  2712 PJ Zoetermeer, P.O. Box 1,2700,
  MA Zoetermeer
  The Netherlands
Henk Dekker ............................................  Age 53; Secretary since October 1994; Corporate
  Rokkeveenseweg 49                                       secretary for Unigro N.V. prior to 1994.
  2712 PJ Zoetermeer, P.O. Box 1,2700,
  MA Zoetermeer
  The Netherlands
Julitte van der Ven ....................................  Age 58; General Counsel since July 1989; President and
  Rokkeveenseweg 49                                       sole director of each of Numico Inc. and Numico
  2712 PJ Zoetermeer, P.O. Box 1,2700,                    Investment Corp. since their inception on June 30, 1999,
  MA Zoetermeer                                           and July 2, 1999, respectively.
  The Netherlands
Albert Eenink ..........................................  Age 55; Director of Corporate Research since December
  Rokkeveenseweg 49                                       1996; Director of Research for the Agricultural
  2712 PJ Zoetermeer, P.O. Box 1,2700,                    Institute in Wageningen, The Netherlands, prior to 1996.
  MA Zoetermeer
  The Netherlands
Jos van de Schraaf .....................................  Age 45; Director of Corporate Control and Acccounting
  Rokkeveenseweg 49                                       since August 1995; Partner with Moret Ernst & Young from
  2712 PJ Zoetermeer, P.O. Box 1,2700,                    1990 to 1995.
  MA Zoetermeer
  The Netherlands
Diederick van Berckelaer ...............................  Age 52; Manager of Business Economics and
  Rokkeveenseweg 49                                       Re-engineering since 1993.
  2712 PJ Zoetermeer, P.O. Box 1,2700,
  MA Zoetermeer
  The Netherlands

    Numico has advised the Company that all of the Purchaser Designees are citizens of The Netherlands. Numico has also advised the Company that none of the Purchaser Designees (i) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the
Schedule 14D-9.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning the Company's current directors and executive officers as of June 30, 1999, is as follows:

NAME                                            AGE                                POSITION(S)
------------------------------------------      ---      ---------------------------------------------------------------
William E. Watts..........................          46   President, Chief Executive Officer and Director
Jerry D. Horn.............................          62   Chairman of the Board
Thomas R. Shepherd........................          69   Director
Ronald L. Rossetti........................          56   Director
David Lucas...............................          51   Director
W. Harrison Wellford......................          59   Director
Edward G. Beimfohr........................          66   Director
Edwin J. Kozlowski........................          50   Executive Vice President of Administration
                                                         and Chief Financial Officer
Gregory T. Horn...........................          33   Chief Operating Officer and Executive Vice President
                                                         of Business Development
Michael K. Meyers.........................          39   Executive Vice President and General Manager
                                                         of General Nutrition Corporation
John A. DiCecco...........................          46   Senior Vice President--
                                                         Logistics/Manufacturing/Wholesale of General Nutrition,
                                                         Incorporated
James M. Sander...........................          42   Vice President--Law, Chief Legal Officer and Secretary
David R. Heilman..........................          46   Vice President--Strategic Planning & Corp. Development
Curtis J. Larrimer........................          44   Vice President--Controller
Eileen D. Scott...........................          46   Vice President--Human Resources
Joseph Fortunato..........................          46   Senior Vice President--Store Development
J. Kenneth Fox............................          48   Vice President--Treasurer

    Mr. Watts has served as a director of the Company since October 1991 and as a director of General Nutrition, Incorporated ("GNI") since January 1986. Mr. Watts has served as President and Chief Executive Officer of the Company since October 1991, as President of GNI since September 1988 and as Chief Executive Officer of GNI since December 1990. He served as Senior Vice President of GNI from January 1988 to September 1988 and as Senior Vice President-Retailing of GNI between August 1985 and January 1988. Mr. Watts was Vice President-Retail Operations of General Nutrition Corporation ("GNC") from February 1984 to August 1985 and prior thereto served as Director of Retail Operations. Mr. Watts is also a director of CT Farm & Country, Inc.

    Mr. Jerry Horn has served as Chairman of the Board of the Company and GNC since October 1991 and as Chairman of the Board of GNI since November 1985. Mr. Horn served as Chief Executive Officer of GNI from May 1985 to December 1990 and also served as President of GNI from May 1985 to September 1988. Mr. Horn is also a director of CT Farm & Country, Inc., Universal Hospital Services Inc. and Chevys Inc. From April 1983, Mr. Horn was President and from April 1994 to May 1995, he was Chief Executive Officer of Thousand Trails, Inc. From September 1979 to April 1983, he was President and Chief Executive Officer of Recreational Equipment, Inc.

    Mr. Shepherd has served as a director of the Company since October 1991, and as a director of GNI since October 1989. He is Chairman of The Shepherd Group and has been engaged as a consultant to Thomas H. Lee Company since 1986 and is currently a Managing Director. He is also a director of Duro-Test Corporation, Health o meter Products, Inc., Anchor Advanced Products, Inc., Sneaker Stadium, Inc., Computer Assisted Marketing, Inc., and PNC New England. He is Executive Vice President of Thomas H. Lee Advisors I and T.H. Lee Mezzanine II. Previously Mr. Shepherd was Chairman of Amerace Corporation from 1986 to 1998. He was Executive Vice President of GTE (Sylvania) Lighting Products Group from 1983 to 1986, President of North American Phillips Commercial Electronics Corporation from 1981 to 1983 and Senior Vice President and General Manager of GTE (Sylvania) Entertainment Products Group from 1979 to 1981.

    Mr. Rossetti has served as a director of the Company and of GNI since September 1994. He is currently President of Riverside Capital Partners, Inc., a director of Tier Corporation, Inc., a director of City Sports, Inc., and a director of the Hamilton Companies, Inc. From 1976 through September 1994, Mr. Rossetti was President, Chief Executive Officer and a director of Nature Food Centres, Inc., which was acquired by the Company in 1994.

    Mr. Lucas has served as a director of the Company and GNI since July 1996. Mr. Lucas received a B.S. in Industrial Management at Purdue University in 1969. He also received an MBA in Marketing from Harvard Business School in 1971. From 1983 to 1984 he was employed as President of Margos, in Dallas, TX. Mr. Lucas has been employed by Bonita Bay Properties, Inc. since 1984 and currently holds a position as Chairman.

    Mr. Wellford has served as a director of the Company and GNI since January 1994. Since November 1991, Mr. Wellford has been a partner in the Washington, D.C. office of the law firm of Latham & Watkins where he is the firm's International Chairman. He is a Vice Chairman and a member of the Executive Committee of Sithe Energies (one of the world's leading independent power companies), and is a Founder of the National Independent Energy Producers. He is director and treasurer of the Friends of Art and Preservation in Embassies, and a director of APBI Interactive Systems. Mr. Wellford was a partner at the law firm of Olwine, Chase, O'Donnell & Weyher, from 1989 through 1991. Prior to that time period, he was a partner at the law firm of Wellford, Wegman and Hoff from 1981 through 1988. In addition, Mr. Wellford was Executive Director of the President's Reorganization Project and Executive Associate Director of the Office of Management and Budget in the Executive Office of the President from 1977 to 1981. Mr. Wellford also served as a White House transition advisor to Presidents-elect Carter (1976) and Clinton (1992) and Executive Branch transition director in the Carter--Reagan Presidential transition (1980-1981).

    Mr. Beimfohr has served as a director of the Company and GNI since January 1999. He is a Senior Partner with Lane & Mittendorf Attorneys, New York, NY and has been employed by that firm since 1965. Mr. Beimfohr received an A.B. from Washington University in 1953.

    Mr. Kozlowski became Executive Vice President of Administration in September 1998 and served as Executive Vice President of the Company and GNI in February 1996 and as Chief Financial Officer and Treasurer since October 1991. He became Chief Financial Officer of both Companies in February 1990 and has served as Senior Vice President of both Companies since August 1991 and served as Controller of GNI from February 1987 until February 1993 and as Treasurer of GNI since October 1989 and as Vice

President since June 1989. He served as Assistant Controller from April 1985 to February 1987. Prior to April 1985, Mr. Kozlowski was Director of Accounting, Budgets and Taxes of GNI.

    Mr. Gregory Horn became Chief Operating Officer and Executive Vice President of Business Development in September 1998 and had previously served as Chief Marketing Officer since January 1997 and as Senior Vice President-Retail Sales and Marketing of GNC since February 1996. He served as Vice President-Retail Sales of GNC from February 1995 to February 1996 and was Divisional Vice President of GNC from April 1994 to February 1995. Mr. Horn joined GNC in June 1991 and served in various positions with GNC. Mr. Horn is also a director of Jillian's Entertainment, Sweetwater Flatbread Co., Inc., Beyond Massage, Inc. and Sewickley Development, Inc.

    Mr. Meyers became Executive Vice President and General Manager in September 1998. Mr. Meyers began his employment with GNI in 1981 as a store manager in Florida and has held various positions of increasing responsibility within the Company, including regional manager, divisional merchandising head and divisional vice president.

    Mr. DiCecco became Senior Vice President of
Logistics/Manufacturing/Wholesale of GNI in October 1990. He served as Vice President of Distribution and Procurement of GNC from February 1988 to September 1990, and as Director of Distribution of GNI from July 1985 to January 1988 and as Manager of Distribution from July 1981 to June 1985. Mr. DiCecco joined GNI in October 1978 as an Industrial Engineer.

    Mr. Sander became Vice President-Law, Chief Legal Officer and Secretary of the Company and its subsidiaries in February 1993. Mr. Sander began his employment with GNI in October 1988 as Assistant General Counsel and became Assistant Secretary in June 1989. From December 1985 to October 1988, Mr. Sander was Assistant Vice President and Counsel of Equimark Corporation, a bank holding company. From October 1983 until December 1985, Mr. Sander was an attorney with the law firm Meyer Unkovic & Scott.

    Mr. Heilman joined the Company in December 1994 and became the Vice President of Strategic Planning and Corporate Development of the Company in February 1995. Prior to joining the Company, Mr. Heilman was a consultant with the Meridian Group, a private investment banking concern. From January 1990 to December 1993, Mr. Heilman served as the President of First Westinghouse Capital Corporation, a subsidiary of Westinghouse Financial Services. Prior to 1990, he served as a Vice President for Westinghouse in a variety of capacities.

    Mr. Larrimer became Vice President-Controller of the Company in February 1995. Mr. Larrimer began his employment with GNI in the Budgets and Tax Department in 1980 and has held various positions of increasing responsibility within the Company including Controller of the Manufacturing/Wholesale and Retail divisions and Assistant Corporate Controller.

    Mrs. Scott became Vice President of Human Resources in May 1996. Mrs. Scott began her employment in August 1988 and has held various positions of increasing responsibility within the Company, including Assistant Director and Director of Human Resources.

    Mr. Fortunato became Senior Vice President-Store Development in September 1998 and previously served as Vice President-Financial Operations from November 1997 to August 1998. Mr. Fortunato began his employment with GNI in October 1990 and has held various positions of increasing responsibility within the Company, including Director of Financial Operations and Manager of the Credit Department. Prior to 1990, Mr. Fortunato served as the Controller for Motor Coils Manufacturing Company.

    Mr. Fox became Vice President-Treasurer of the Company in June 1997. Mr. Fox began his employment with GNI as Manager of Corporate Accounting in July 1985, and has served in various Accounting and Finance positions including Manager Accounting/Budgets, Assistant Corporate Controller and Assistant Treasurer. Prior to 1985, Mr. Fox was employed by Wheeling Pittsburgh Steel Corporation, holding various accounting and budgeting positions.

BOARD MEETINGS AND COMMITTEES

    During 1998, there were five meetings of the Board. All of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by committees of the Board on which they served. Each non-employee director receives compensation in the amount of $5,000 for each fiscal quarter and $500 per meeting for attending meetings of the Board.

    The Board has established standing Audit, Compensation and Executive Committees. The membership of each committee is usually determined at the organizational meeting of the Board. The Board does not have a nominating committee.

AUDIT COMMITTEE

    Messrs. Rossetti, Shepherd and Wellford serve as the Audit Committee of the Board. The Audit Committee's functions include (i) reviewing the Company's external and internal audit programs and the adequacy of the internal accounting and financial controls, (ii) reviewing with the independent auditors their report of the Company's financial statements, (iii) reviewing the professional services proposed to be provided by the independent auditors to consider the possible effect of such services on their independence and (iv) such other related services as the Board from time to time may request. The Audit Committee met once during the fiscal year ending February 6, 1999.

    COMPENSATION COMMITTEE

    Messrs. Lucas and Shepherd serve as the Compensation Committee of the Board. The Compensation Committee's functions include administering the Company's Executive Retirement Arrangement and Deferred Compensation Plan, approving the compensation of key employees of the Company and administering the Company's stock option plans. The Compensation Committee did not hold any formal meetings during the fiscal year ending February 6, 1999.

    EXECUTIVE COMMITTEE

    Messrs. Watts, Horn and Shepherd serve as the Executive Committee of the Board. The Executive Committee may exercise the authority of the Board between meetings, except to the extent the Board has delegated authority to another committee and except as limited by Delaware law. The Executive Committee did not hold any formal meetings during the fiscal year ending February 6, 1999.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Lucas and Shepherd served as members of the Compensation Committee during the fiscal year ending February 6, 1999. None of the named individuals were officers or employees of the Company or any of its subsidiaries during the fiscal year ending February 6, 1999.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning compensation for 1998, 1997 and 1996 for services in all capacities to the Company and its subsidiaries by persons who, as of February 6, 1999, were the Chief Executive Officer and four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Senior Officers").

                                                                                                   LONG-TERM
                                                                                                  COMPENSATION
                                                                                                     AWARDS
                                                     ANNUAL COMPENSATION          --------------------------------------------
                                             -----------------------------------                      OPTION       ALL OTHER
                                                           SALARY      BONUS(1)     OTHER ANNUAL      SHARES     COMPENSATION
NAME AND PRINCIPAL POSITION                    YEAR         ($)          ($)      COMPENSATION(2)*  GRANTED(3)        ($)
-------------------------------------------  ---------  ------------  ----------  ----------------  -----------  -------------

William E. Watts...........................       1998  $  1,004,684  $        0    $     96,403       550,000    $   125,535
  President & CEO                                 1997       957,558           0         349,750       250,000        397,988
                                                  1996       714,752           0         382,347       500,000        516,341

Jerry D. Horn..............................       1998       331,539           0           6,557       130,000         24,108
  Chairman                                        1997       322,405           0          28,151        30,000        178,608
                                                  1996       359,672           0         171,657       100,000         21,386

Gregory T. Horn............................       1998       280,576           0          29,335       370,000         41,076
  Executive Vice President of Business            1997       222,552     105,500          53,803       160,000        106,323
  Development and COO                             1996       186,301       6,000          96,029       200,000         99,284

Edwin J. Kozlowski.........................       1998       283,365           0          29,335       415,000         39,657
  Executive Vice President and CFO                1997       240,000      60,000          46,303       160,000        127,131
                                                  1996       227,000      28,000         115,636       195,000         19,608

John A. DiCecco............................       1998       220,019       7,500          29,839       227,500         19,273
  Senior Vice President--Logistics/               1997       190,179     121,115           6,318        62,500         60,630
  Mfg.                                            1996       172,000      83,785          52,005        80,000         25,408

------------------------

* The above-named executive officers received other annual compensation in the form of perquisites, the amount of which did not exceed reporting thresholds.

(1) Incentive compensation is based on performance in the year shown but determined and paid the following year. For example, bonuses for 1998 are based on performance in 1998 and are measured and paid in 1999.

(2) For 1998, 1997 and 1996, includes amounts attributable as compensation for the discount from the market price on Common Stock purchased under the Company's 1996 Management and Director Stock Purchase Plan by the persons listed in the table, respectively in the following amounts: Mr. Watts $11,480, $281,140 and $299,916; Mr. Jerry Horn, for 1997 and 1996
    respectively, $21,869 and $165,628; Mr. Gregory Horn $22,460, $47,496 and
    $90,000; Mr. Kozlowski $22,460, $39,997 and $109,999; and Mr. DiCecco
    $22,699 for 1996. For 1998, 1997 and 1996, also includes Mr. Watts, $78,048,
    $62,303 and $76,402, respectively, related to personal use of the Company aircraft.

(3) For 1998, the following aggregate numbers of options originally granted during 1995, 1996, 1997 or 1998 with exercise prices in excess of $17.50 per share were repriced to $17.50 per share effective September 11, 1998, and are reflected here as new grants to the named persons for purposes of this table: Mr. Watts 400,000 shares; Mr. Jerry Horn 80,000 shares; Mr. Gregory Horn 225,000 shares; Mr. Kozlowski 270,000 shares; and Mr. DiCecco 147,500 shares. The current market price on the date of repricing was $13.50 per share.

(4) Includes amounts received by the persons listed in this table for (a) "matching contributions" under the Company's Executive Retirement Arrangement for 1998, 1997 and 1996, respectively, in the following amounts: Mr. Watts $11,900, $9,734 and $11,683; Mr. Jerry Horn $10,202, $7,721 and $10,034; Mr. Kozlowski $11,900, $9,734 and $11,683; Mr.
    Gregory Horn $10,464, $4,763 and $9,209; and Mr. DiCecco $12,200, $9,194 and
    $11,683 and (b) the dollar value of life insurance premiums for 1998, 1997 and 1996, respectively, for the benefit of persons listed in this table paid by the Company in the following amounts: Mr. Watts $696, $696 and $408; Mr. Jerry Horn $2,808, $2,808 and $1,800; Mr. Kozlowski $1,152, $696 and $696;
    Mr. Gregory Horn $200, $81 and $75; and Mr. DiCecco $696, $696 and $408. Also includes loan forgiveness in 1998 and 1997, respectively, in the following amounts, on Company loans matching 50% of such executive's stock purchase pursuant to the 1996 Management and Director Stock Purchase Plan, with loan forgiveness occurring because the market price of the Company's stock appreciated by at least 25% over the base market price of the stock during such fiscal year: Mr. Watts $112,939 and $387,558; Mr. Jerry Horn $11,098 and $168,079; Mr. Kozlowski $26,605 and $116,701; Mr. Gregory Horn
    $30,412, $101,479; and Mr. DiCecco $6,377 and $25,408. Under the Stock
    Purchase Plan, matching purchase loans were extended to plan participants with interest at 6% per annum and paid quarterly. The largest aggregate amount of indebtedness outstanding during 1998 and the latest outstanding balance, respectively, for each of the following named Executive Officers is as follows: Mr. Watts $734,418, $700,020; Mr. Jerry Horn $198,436, $198,436;
    Mr. DiCecco $75,271, $68,953; Mr. Kozlowski $195,000, $223,750; Mr. Gregory
    Horn $186,250, $250,000; and the following directors: Mr. Lucas $27,500, $27,500; Mr. Rossetti $27,500, $27,500; Mr. Shepherd $27,500, $27,500; Mr.
    Wellford $27,500, $27,500. For 1996, includes for Mr. Watts a one-time payment of $486,000 made in connection with the amendment of his employment agreement.

                               STOCK BASED PLANS

    The following is a brief summary of the Company's stock-based plans in effect during the fiscal year ending February 6, 1999, under which directors, officers and certain employees of the Company received benefits.

PERFORMANCE-BASED STOCK OPTION PLANS

    The Company has two performance-based plans covering both employees and non-employees.

    Under the 1996 Stock Option Plan, the Company is authorized to grant stock options to selected officers and key employees. Options vest at the rate of 25% per year over a four-year period commencing on the date of grant, provided that the market price per share of Common Stock achieves specified levels of appreciation during such four-year period. Under the plan, such appreciation must equal or exceed 20% in each year commencing with the date of grant of each option. No more than 25% of the shares available for issuance can vest in any one year. If, in a given year, the market price per share of Common Stock fails to achieve the specified level, the shares which fail to vest in that year may vest in a subsequent year within such four-year period commencing on the date of grant, assuming that the market price per share of Common Stock achieves in such subsequent year the level which was not met in a previous year. If an option the vesting of which is dependent upon the achievement of specified levels of stock price appreciation has not been fully vested by the close of the four-year period commencing on the date of grant, such option shall be exercisable for a thirty-day period commencing with the close of such four-year period and thereafter shall terminate to the extent not exercised.

    Under a new 1998 Management and Director Stock Option Plan (the "1998 Plan"), 2.5 million options have been reserved. The terms of the 1998 Plan are essentially the same as the 1996 Stock Option Plan.

EMPLOYEE STOCK PURCHASE PLANS

    The Company sponsors an Employee Stock Purchase Plan ("ESPP") under which it is authorized to issue up to 2.0 million shares of Common Stock to all employees with a minimum of three months of service. The ESPP allows eligible employees to contribute through payroll deductions up to 10% of their annual salary toward stock purchases. Stock purchases are made monthly on the first day of each month at 90% of the closing price from the previous day.

    On October 25, 1996, the Company's stockholders approved the adoption of the Company's 1996 Long Term Incentive Program, which included the 1996 Management and Director Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, the Company has established a minimum stockholding requirement for members of senior management. In order to participate in the Stock Purchase Plan, all officers of the Company must own Common Stock with a market value equal to at least one times their annual salary, or 50% for other non-officer participants.

    Participants are permitted to purchase shares of Common Stock at a price equal to 80% of the average market price of the Common Stock during certain specified periods. The Company recognizes compensation expense in the periods in which shares are purchased under the Stock Purchase Plan in the amount by which the fair market value per share of Common Stock at the time of such purchase exceeds the exercise price per share under the plan. The maximum number of shares which participants are permitted to purchase under the Stock Purchase Plan is 2.5 times their annual compensation or director fees. Non-officer participants may participate up to 1.25 times their annual compensation. The Company may extend loans to participants for up to 50% of the amount necessary to purchase the shares under the Stock Purchase Plan and the applicable withholding tax, provided that no participant shall borrow more than an amount equal to 1.25 times such participant's annual base salary. Any such loans bear interest at 6% per annum and are secured by the shares of Common Stock purchased by the participant. The Company will forgive the loan in the event the market price of Common Stock appreciates by at least 25% or more over the base market price of Common Stock in each of the four years commencing from the date of grant of such loan. The Company will record compensation expense for the amount of loans forgiven in each fiscal year in which stock appreciation hurdles are attained. To the extent that such loans are not forgiven, they are required to be repaid at the earlier of termination of employment or expiration of the four-year period. In connection with the Merger, all loans outstanding will be forgiven and the Company's equity based plans will be terminated as more fully described in Item 3 to the Schedule 14D-9, to which this Information Statement is attached, which Item 3 is incorporated herein by reference.

    The following table summarizes activity under the Company's option plans during the fiscal year ending February 6, 1999:

              OPTION GRANTS IN FISCAL YEAR ENDING FEBRUARY 6, 1999

                                                             INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                                                  ---------------------------------------                  VALUE AT ASSUMED
                                                                   % OF                                    ANNUAL RATES OF
                                                                   TOTAL                                     STOCK PRICE
                                                                  OPTIONS                                  APPRECIATION FOR
                                                   OPTIONS        GRANTED      EXERCISE                    OPTION TERM (3)
                                                   GRANTED          TO         OR BASE      EXPIRATION   --------------------
NAME                                               (#) (1)       EMPLOYEES   PRICE ($/SH)      DATE       5% ($)    10% ($)
------------------------------------------------  ----------     ---------   ------------   ----------   --------  ----------
William E. Watts................................     150,000(2)      15%       $    17.50     1/23/08    $614,519  $2,547,388
                                                     100,000(2)      16             17.50     5/02/07     339,021   1,476,761
                                                      75,000(2)      12             17.50     6/25/07     260,794   1,127,738
                                                      75,000(2)    11.9             17.50    11/13/07     293,845   1,231,123

Jerry D. Horn...................................      50,000(2)       5             17.50     1/23/08     204,840     849,129
                                                      30,000(2)     4.8             17.50     5/02/07     101,706     443,028

                                                             INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                                                  ---------------------------------------                  VALUE AT ASSUMED
                                                                   % OF                                    ANNUAL RATES OF
                                                                   TOTAL                                     STOCK PRICE
                                                                  OPTIONS                                  APPRECIATION FOR
                                                   OPTIONS        GRANTED      EXERCISE                    OPTION TERM (3)
                                                   GRANTED          TO         OR BASE      EXPIRATION   --------------------
NAME                                               (#) (1)       EMPLOYEES   PRICE ($/SH)      DATE       5% ($)    10% ($)
------------------------------------------------  ----------     ---------   ------------   ----------   --------  ----------
Gregory T. Horn.................................      10,000(2)       1             17.50     1/23/08      40,968     169,826
                                                      75,000(2)     7.5             17.50     1/23/08     307,259   1,273,694
                                                      60,000         15             11.063    9/30/08     429,472   1,133,100
                                                      20,000(2)    23.8             17.50     1/26/06      39,291     210,437
                                                      40,000(2)     7.1             17.50    11/14/06     115,020     528,010
                                                      40,000(2)     6.4             17.50     5/02/07     135,609     590,704
                                                      40,000(2)     6.4             17.50     6/25/07     139,090     601,460
                                                      40,000(2)     6.4             17.50    11/13/07     156,718     656,599

Edwin J. Kozlowski..............................      10,000(2)       1             17.50     1/23/08      40,968     169,826
                                                      75,000(2)     7.5             17.50     1/23/08     307,259   1,273,694
                                                      60,000         15             11.063    9/30/08     429,472   1,133,100
                                                      20,000(2)    23.8             17.50     1/26/06      39,291     210,437
                                                      45,000(2)     8.0             17.50    11/14/06     129,397     594,012
                                                      40,000(2)     6.4             17.50     6/25/07     139,090     601,460
                                                      40,000(2)     6.4             17.50     5/02/07     135,609     590,704
                                                      40,000(2)     6.4             17.50    11/13/07     156,716     656,599

John A. DiCecco.................................       5,000(2)      .5             17.50     1/23/08      20,484      84,913
                                                      50,000(2)       5             17.50     1/23/08     204,840     849,129
                                                      15,000        3.7             11.063    9/30/08     107,368     283,275
                                                      30,000(2)     5.3             17.50    11/14/06      86,265     396,008
                                                      20,000(2)     3.2             17.50     5/02/07      67,804     295,352
                                                      17,500(2)     3.2             17.50     6/25/07      60,852     263,139
                                                      25,000(2)     4.0             17.50    11/13/07     162,215     418,242

------------------------

(1) Fifty percent of the shares subject to the options granted to the executive officers and employees vest in equal daily increments over four years, and the vesting of the options to purchase the remaining fifty percent of such shares is dependent upon the achievement of the foregoing performance objectives over four years. The options have a ten year term; but the options which vest on the basis of performance objectives become fully vested for a 30 day period following the close of the sixth fiscal year after the date of grant, if the performance objectives have not been met.

(2) These options were originally granted during 1995, 1996, 1997 or 1998 with exercise prices in excess of $17.50 per share, were repriced to $17.50 per share effective September 11, 1998, retained their existing vesting schedules and are reflected here as new grants for purposes of this table. The current market price on the date of repricing was $13.50 per share.

(3) The dollar amounts under these columns are the results of calculations at assumed rates of appreciation of 5% and 10% by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of Common Stock. No gain to the optionees is possible without an increase in price of Common Stock, which will benefit all stockholders proportionately.

    During 1998, the Company approved the resetting of the strike prices on all options issued from the 1992, 1993, 1995, 1996 and 1998 stock option plans for current active employees. The new strike price was set at $17.50 for all shares of Common Stock that had strike prices in excess of $17.50. Options under the 1996 and 1998 stock option plans that vested based on stock price appreciation hurdles had the remaining vesting schedule restarted with the revised stock price hurdles. The following table contains certain information with respect to the repricing of such options.

                                                        NUMBER OF
                                                       SECURITIES                      EXERCISE                      LENGTH OF
                                                       UNDERLYING   MARKET PRICE OF      PRICE                    ORIGINAL OPTION
                                                         OPTIONS     STOCK AT TIME    AT TIME OF        NEW      TERM REMAINING AT
                                                       REPRICED OR  OF REPRICING OR  REPRICING OR    EXERCISE    DATE OF REPRICING
                   NAME                       DATE     AMENDED (#)   AMENDMENT ($)   AMENDMENT ($)   PRICE ($)     OR AMENDMENT
                   (A)                         (B)         (C)            (D)             (E)           (F)             (G)
------------------------------------------  ---------  -----------  ---------------  -------------  -----------  -----------------

William E. Watts..........................    4/25/92     120,000      $    1.25       $   2.50      $    1.25      7 yrs. 4 mo.
  President and CEO                           4/25/92      80,000           1.25           2.50           1.25      7 yrs. 8 mo.
                                              4/25/92     180,000           1.25           2.50           1.25      8 yrs. 6 mo.
                                              4/25/92      17,004           1.25           2.50           1.25     8 yrs. 11 mo.
                                              9/11/98     100,000          13.50          22.32          17.50      8 yrs. 9 mo.
                                              9/11/98      75,000          13.50          26.78          17.50     8 yrs. 10 mo.
                                              9/11/98      75,000          13.50          32.14          17.50      9 yrs. 3 mo.
                                              9/11/98     150,000          13.50          34.625         17.50      9 yrs. 3 mo.

Jerry D. Horn.............................    4/25/92     120,000           1.25           2.50           1.25      7 yrs. 4 mo.
  Chairman                                    4/25/92      80,000           1.25           2.50           1.25      7 yrs. 8 mo.
                                              4/25/92     180,000           1.25           2.50           1.25      8 yrs. 6 mo.
                                              4/25/92      17,004           1.25           2.50           1.25     8 yrs. 11 mo.
                                              9/11/98      30,000          13.50          22.32          17.50      8 yrs. 9 mo.
                                              9/11/98      50,000          13.50          34.625         17.50      9 yrs. 5 mo.

Gregory T. Horn...........................    4/25/92       8,000           1.25           2.50           1.25      9 yrs. 4 mo.
  Executive Vice President of Business        9/11/98      20,000          13.50          19.375         17.50      7 yrs. 4 mo.
  Development and COO                         9/11/98      40,000          13.50          18.60          17.50      8 yrs. 3 mo.
                                              9/11/98      40,000          13.50          22.32          17.50      8 yrs. 9 mo.
                                              9/11/98      40,000          13.50          26.78          17.50     8 yrs. 10 mo.
                                              9/11/98      40,000          13.50          32.14          17.50      9 yrs. 3 mo.
                                              9/11/98      10,000          13.50          34.625         17.50      9 yrs. 3 mo.
                                              9/11/98      75,000          13.50          34.625         17.50      9 yrs. 5 mo.

Edwin J. Kozlowski........................    4/25/92      16,000           1.25           2.50           1.25      7 yrs. 4 mo.
  Executive Vice President & CFO              4/25/92      16,000           1.25           2.50           1.25      7 yrs. 8 mo.
                                              4/25/92      28,000           1.25           2.50           1.25     7 yrs. 10 mo.
                                              4/25/92       3,232           1.25           2.50           1.25      8 yrs. 2 mo.
                                              4/25/92      26,000           1.25           2.50           1.25      8 yrs. 6 mo.
                                              4/25/92       3,992           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92       6,632           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92      12,000           1.25           2.50           1.25      9 yrs. 4 mo.
                                              4/25/92      11,112           1.25           2.50           1.25     9 yrs. 11 mo.
                                              9/11/98      20,000          13.50          19.375         17.50      7 yrs. 4 mo.
                                              9/11/98      45,000          13.50          18.60          17.50      8 yrs. 3 mo.
                                              9/11/98      40,000          13.50          22.32          17.50      8 yrs. 9 mo.
                                              9/11/98      40,000          13.50          26.78          17.50     8 yrs. 10 mo.
                                              9/11/98      40,000          13.50          32.14          17.50      9 yrs. 3 mo.
                                              9/11/98      10,000          13.50          34.625         17.50      9 yrs. 5 mo.
                                              9/11/98      75,000          13.50          34.625         17.50      9 yrs. 5 mo.

                                                        NUMBER OF
                                                       SECURITIES                      EXERCISE                      LENGTH OF
                                                       UNDERLYING   MARKET PRICE OF      PRICE                    ORIGINAL OPTION
                                                         OPTIONS     STOCK AT TIME    AT TIME OF        NEW      TERM REMAINING AT
                                                       REPRICED OR  OF REPRICING OR  REPRICING OR    EXERCISE    DATE OF REPRICING
                   NAME                       DATE     AMENDED (#)   AMENDMENT ($)   AMENDMENT ($)   PRICE ($)     OR AMENDMENT
                   (A)                         (B)         (C)            (D)             (E)           (F)             (G)
------------------------------------------  ---------  -----------  ---------------  -------------  -----------  -----------------
John A. DiCecco...........................    4/25/92      16,000      $    1.25       $   2.50      $    1.25      7 yrs. 4 mo.
  Senior Vice President--Logistics/Mfg.       4/25/92      16,000           1.25           2.50           1.25      7 yrs. 8 mo.
                                              4/25/92       2,672           1.25           2.50           1.25      8 yrs. 2 mo.
                                              4/25/92      25,000           1.25           2.50           1.25      8 yrs. 6 mo.
                                              4/25/92       2,672           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92       6,684           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92      27,104           1.25           2.50           1.25     9 yrs. 11 mo.
                                              9/11/98      30,000          13.50          18.60          17.50      8 yrs. 3 mo.
                                              9/11/98      20,000          13.50          22.32          17.50      8 yrs. 9 mo.
                                              9/11/98      17,500          13.50          26.78          17.50     8 yrs. 10 mo.
                                              9/11/98      25,000          13.50          32.14          17.50      9 yrs. 3 mo.
                                              9/11/98       5,000          13.50          34.625         17.50      9 yrs. 5 mo.
                                              9/11/98      50,000          13.50          34.625         17.50      9 yrs. 5 mo.

Michael Meyers............................    4/25/92      12,000           1.25           2.50           1.25      7 yrs. 4 mo.
  Executive Vice President and General        4/25/92       2,000           1.25           2.50           1.25      8 yrs. 6 mo.
  Manager of GNC                              4/25/92         624           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92      16,000           1.25           2.50           1.25      9 yrs. 4 mo.
                                              4/25/92      12,544           1.25           2.50           1.25     9 yrs. 11 mo.
                                              4/25/92      68,000           1.25           2.50           1.25     8 yrs. 10 mo.
                                              9/11/98      10,000          13.50          26.78          17.50      9 yrs. 3 mo.
                                              9/11/98       7,000          13.50          32.14          17.50      9 yrs. 3 mo.
                                              9/11/98      25,000          13.50          34.625         17.50      9 yrs. 5 mo.

Louis Mancini.............................    4/25/92      40,000           1.25           2.50           1.25      7 yrs. 4 mo.
  Former President of GNC                     4/25/92      40,000           1.25           2.50           1.25      7 yrs. 8 mo.
                                              4/25/94         444           1.25           2.50           1.25      8 yrs. 2 mo.
                                              4/25/92      42,000           1.25           2.50           1.25      8 yrs. 6 mo.
                                              4/25/92       5,480           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92       1,304           1.25           2.50           1.25     8 yrs. 11 mo.
                                              4/25/92      12,988           1.25           2.50           1.25     9 yrs. 11 mo.
                                              4/25/92       2,000           1.25           2.50           1.25      7 yrs. 4 mo.
                                              4/25/92       1,363           1.25           2.50           1.25      7 yrs. 4 mo.

     AGGREGATE OPTION EXERCISES IN THE FISCAL YEAR ENDING FEBRUARY 6, 1999
                    AND OPTION VALUES AS OF JANUARY 30, 1999

    The following table sets forth certain information regarding options for the purchase of shares of Common Stock that were exercised or held by the Senior Officers during the fiscal year ending February 6, 1999.

                                                                      NUMBER OF SECURITIES
                                                                     UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                           SHARES                    OPTIONS AT JANUARY 30,      IN-THE-MONEY OPTIONS AT
                                          ACQUIRED       VALUE                1999               JANUARY 30, 1999($)(1)
                                         ON EXERCISE    REALIZED    -------------------------  ---------------------------
NAME                                         (#)          ($)       EXERCISABLE UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------  -----------  ------------  ----------  -------------  ------------  -------------
William E. Watts.......................     160,000   $  4,384,960   1,191,038       509,342   $  3,276,612   $    41,612
Jerry D. Horn..........................      34,657        887,276      32,380       103,661          2,213         8,322
Gregory T. Horn........................      14,290        279,835     193,515       296,395         72,667       282,187
Edwin J. Kozlowski.....................      27,895        762,022     198,126       297,995         70,368       277,737
John A. DiCecco........................      20,000        548,120     159,296       138,472        359,479        70,474

------------------------

(1) This amount is the aggregate of the number of options multiplied by the difference between the closing price of Common stock on the Nasdaq National Market on February 5, 1999 ($15.688 per share), minus the option exercise price of $10.125 for shares granted under the 1992 stock option plan, $10.844 for shares granted under the 1993 stock option plan, $11.875 for shares granted under the 1995 stock option plan and $15.50 for shares granted under the 1996 stock option plan.

                OWNERSHIP OF STOCK BY DIRECTOR, SENIOR OFFICERS
                         AND CERTAIN BENEFICIAL OWNERS

    The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company as of June 30, 1999, by all stockholders of the Company known to be beneficial owners of more than 5% of such Common Stock, by each director, by each Senior Officer and by all directors and executive officers as a group, as determined in accordance with Rule 13d-3(d) under the Exchange Act:

                                                                            NUMBER OF SHARES   PERCENTAGE OF VOTING
                                                                           OF COMMON STOCK*+     STOCK OUTSTANDING
                                                                           ------------------  ---------------------
Forstmann-Leff Associates, Inc...........................................       5,079,900(a)              7.47
  590 Madison Avenue
  New York, NY 10022

Pacific Financial Research...............................................       6,475,000(b)              9.52
  9601 Wilshire Boulevard, Suite 800
  Beverly Hills, CA 90210

Edward G. Beimfohr.......................................................            18,875              *

David Lucas..............................................................         164,301(c)             *

Ronald L. Rossetti.......................................................          99,101(d)             *

Thomas R. Shepherd.......................................................         123,551(e)             *

W. Harrison Wellford.....................................................         117,101(f)             *

Jerry D. Horn............................................................         233,110(g)             *

William E. Watts.........................................................       1,576,614(h)              2.32

Gregory T. Horn..........................................................         284,585(i)             *

Edwin J. Kozlowski.......................................................         336,982(j)             *

John A. DiCecco..........................................................         245,096(k)             *

All directors and executive officers of the Company as a group (16
 persons)................................................................       3,570,408(l)              5.25

------------------------

*   Represents less than 1%.

+ Messrs. Watts, Jerry D. Horn, Gregory T. Horn, Kozlowski and DiCecco have entered into the Tender Agreement. See Item 2 of the Schedule 14D-9 to which this Information Statement is attached, which Item 2 is incorporated by reference herein.

(a) Based on information provided in a Schedule 13G filed with the Securities and Exchange Commission on February 11, 1999. Includes 1,291,175 shares beneficially owned by FLA Asset Management, Inc. and 1,002,750 shares beneficially owned by FLA Advisers L.L.C. Forstmann-Leff Associates, Inc. has sole dispositive power with respect to 2,785,975 shares and shared dispositive power with respect to 2,293,925 shares.

(b) Based on information provided in a 13G filed with the Securities and Exchange Commission on February 11, 1999.

(c) Includes 8,321 shares of Common Stock which may be deemed to be beneficially owned by Mr. Lucas through his wife who is a partner in Harbour Investments Ltd. Mr. Lucas disclaims beneficial ownership of such shares. Excludes 6,650 shares held by two trusts for his children. Mr. Lucas disclaims beneficial ownership of such shares. Includes 33,591 options shares, which Mr. Lucas has the right to acquire within 60 days.

(d) Includes 38,591 option shares, which Mr. Rossetti has the right to acquire within 60 days.

(e) Includes 33,591 option shares, which Mr. Shepherd has the right to acquire within 60 days.

(f) Includes 38,591 option shares, which Mr. Wellford has the right to acquire within 60 days.

(g) Includes 44,946 option shares, which Mr. Jerry Horn has the right to acquire within 60 days.

(h) Includes 1,253,873 option shares, which Mr. Watts has the right to acquire within 60 days.

(i) Includes 230,196 option shares, which Mr. Gregory Horn has the right to acquire within 60 days.

(j) Includes 230,012 option shares, which Mr. Kozlowski has the right to acquire within 60 days.

(k) Includes 174,561 option shares, which Mr. DiCecco has the right to acquire within 60 days.

(l) Includes 2,293,604 option shares, which such directors and executive officers have the right to acquire within 60 days.

CHIEF EXECUTIVE OFFICER COMPENSATION

    The compensation paid to Mr. Watts as President and Chief Executive Officer for the fiscal year ending February 6, 1999, was based on the salary specified in his employment contract described below. Mr. Watts' employment agreement with the Company provides for a base salary of $929,700 per year (subject to adjustment for changes in the cost of living).

    During the fiscal year ending February 6, 1999, Mr. Watts was granted options to purchase, pursuant to the 1998 Management and Director Stock Option Plan, an aggregate of 150,000 shares of Common Stock at $17.50 per share. Fifty percent of these options vest on a daily basis over a four-year period from the date of grant, and the remaining fifty percent vest in twenty five percent increments over a four year period from the date of grant if the market price of Common Stock appreciates twenty percent per year from the date of grant. In addition, in 1998 Mr. Watts was permitted to purchase, pursuant to the 1996 Management and Director Stock Purchase Plan, 1,011 shares of Common Stock at $25.27 per share which represented an average discount of $6.32 per share from the market price at the time of the award.

    The terms of the amended employment agreement, as well as the options granted under the 1998 Management and Director Stock Option Plan and the right to participate in the 1996 Management and Director Stock Purchase Plan are all reflective of the Compensation Committee's judgment as to the contribution Mr. Watts has made to the success of the Company. This employment agreement will be superseded at the Effective Time by the Watts Agreement described in Item 3 to the Schedule 14D-9 to which this Information Statement is attached, which Item 3 is incorporated by reference herein.

EMPLOYMENT AGREEMENTS

    GNI entered into employment agreements dated as of March 24, 1989, with each of Messrs. Jerry Horn and Watts. These employment agreements were amended and restated on June 16, 1997 and further amended on January 23, 1998. Mr. Jerry Horn's agreement, as amended, provides that he shall serve as the Chairman of the Board of GNI until February 1, 2002, at a base salary of $300,000 for fiscal 1998, $250,000 for 1999, $200,000 for 2000, $150,000 for 2001 and $150,000 for
2002. Under Mr. Jerry Horn's employment agreement, Mr. Jerry Horn is required to maintain the confidentiality of GNI information for two years following the termination of his employment and is entitled to certain other benefits and reimbursement of expenses and to participate in the Company's stock option plans. It is not currently contemplated that Mr. Jerry Horn will continue to be a member of the Board upon consummation of the Offer.

    Mr. Watts' agreement, as amended, provides that he shall serve as President and Chief Executive Officer of GNI until February 1, 2002, at a base salary of $929,700 per annum (subject to adjustment for future changes in the cost of living) and as part of his compensation, Mr. Watts is entitled to personal use of the Company's airplane for up to 100 hours per year. Under Mr. Watts' employment agreement, Mr. Watts is required to maintain the confidentiality of GNI information for two years following the termination of his employment, and is entitled to certain other benefits and reimbursement of expenses and to participate in the Company's stock option plans. This employment agreement will be superseded at the Effective Time by the Watts Agreement described in Item 3 to the Schedule 14D-9.

    Under such employment agreements, each of Messrs. Jerry Horn and Watts is entitled to resign in his sole discretion at any time upon one month's written notice, but will be entitled to certain severance benefits only if (i) GNI terminates his employment other than for "cause" prior to the respective dates set forth above, or (ii) there occurs a material diminution in such executive's duties or responsibilities at GNI. In the event of a "change in control" (as defined in the agreements), Mr. Jerry Horn is entitled to the payment of $1,000,000 and Mr. Watts is entitled to three times his then current base salary. Consummation of the Offer as contemplated would constitute a "change in control" under these employment agreements.

    In addition, the Board of Directors of the Company and its subsidiaries have authorized all vice presidents and above, including the Senior Officers, to receive one times their salary as a bonus in the event of a "change in control." Consummation of the Offer as contemplated would constitute such a "change in control."

    For a summary of the employment agreements entered into between the Company and each of the Senior Officers in connection with the Offer, see Item 3 of the
Schedule 14D-9 to which this Information Statement is attached, which Item 3 is incorporated by reference herein.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board administers the Company's executive compensation program. The Compensation Committee is composed exclusively of non-employee directors. In its deliberations, the Compensation Committee takes into account the recommendations of appropriate Company officials.

    The goals of the Company's executive compensation program are to:

    1. Pay competitively to attract, retain and motivate a highly competent executive team;

    2. Tie individual total compensation to individual and team performance and the success of the Company; and

    3.  Align executive's financial interests with stockholder value.

    The Company's program utilizes a combination of base salary, annual incentive (bonus) awards based on the achievement of performance objectives, a minimum stockholding requirement for members of senior management, and stock options.

BASE SALARIES

    Base salaries are targeted to be moderate, yet competitive, in relation to salaries commanded by those in similar positions with other companies. In the course of its deliberations, the Compensation Committee reviews management recommendations for executive officers' salaries, and examines data assembled by the Company from surveys of compensation paid to executives with similar responsibilities in major U.S. retail companies, including specialty retailers. Individual salary determinations are based on experience, level of responsibility, sustained performance and comparison to peers inside and outside the Company.

ANNUAL INCENTIVE AWARDS

    Annual incentive awards are designed to reward personal contribution to the success of the organization. In conjunction with the approval of the Company's annual operating plan by Mr. Watts, performance goals are established for individual officers based on aspects of the Company's performance related to the particular officer's responsibilities and, in some cases, on individual achievements. These goals are reviewed and approved by the Compensation Committee early in each fiscal year. At the end on the year, the Compensation Committee evaluates actual performance and awards incentive compensation in the form of cash bonuses (or, in some cases, stock options) based on the achievement of the performance goals.

LONG-TERM INCENTIVE PROGRAMS

    The Company's long-term incentive programs accomplish the third compensation objective: to align the interests of executive officers with stockholder value.

    The first step is that the Compensation Committee has established a minimum stockholding requirement for members of senior management. All officers of the Company must own Common Stock equal to their annual salary. If the officer's holdings are less than the minimum requirement then any cash bonuses otherwise paid to him or her are to be paid instead 50% in cash and 50% in Common Stock until they meet the stockholding requirement. This requirement is designed to align the interests of senior management with those of the stockholders.

    The second step is the 1996 Management and Director Stock Purchase Plan, which offers directors and senior management, officers and other key employees selected by the Compensation Committee the opportunity to purchase Common Stock at a discount and to leverage that purchase with a matching loan financed by the Company which is used to purchase additional shares. The purchase plan offers participants financial incentives based on long-term stock performance. This means that the Company's stock must perform well for all stockholders in order for the purchase plan to pay off for its participants.

    The third step is achieved through stock options. The number of stock options granted by the Company is determined by the recipient's position, grade level and performance during the previous year, with participants of higher positions and grade levels being eligible to receive more options than those of lower positions and grade levels. The determination as to the size of stock option grants to executive officers, including Mr. Watts, reflect the subjective judgment of the Compensation Committee. The participant's right to exercise stock options vests over a period of years and in some instances such vesting is tied to the achievement of specified performance objectives.

    In September 1998, the Board reviewed the outstanding stock options and determined that most of the stock options were out-of-the-money and no longer useful or effective as realistic employee retention and long term incentive devices. To address this problem, the Board adjusted the exercise price of options held by current employees and non-employee directors under the 1993, 1995, 1996 and 1998 Stock Option Plans with exercise prices in excess of $17.50 per share to $17.50 per share. The current market price for Common Stock on the date of adjustment was $13.50 per share.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on its review of the copies of such forms received by it to date, the Company believes that during the fiscal year ending February 6, 1999, all reporting persons complied with Section 16(a) filing requirements applicable to them.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

    The table set forth below compares the change in the Company's cumulative total shareholder return on Common Stock (as measured by dividing the difference between the share price at the end and the beginning of the period indicated by the share price at the beginning of the period indicated) with the cumulative total return of the Nasdaq Composite Market Index and the Dow Jones World Industry Groups U.S. Specialty Retailers Index for the period commencing with the Company's initial public offering on January 21, 1993. The table assumes $100 was invested on January 31, 1993 in Common Stock and in the indexes and also assumes the reinvestment of dividends.

                                                                                                    DOW JONES U.S.
                                                              GENERAL NUTRITION                        SPECIALTY
                                                               COMPANIES, INC.   NASDAQ COMPOSITE       RETAIL
                                                              -----------------  -----------------  ---------------
1/21/93.....................................................         100.00             100.00            100.00

2/5/93......................................................         142.00             100.00            102.00

2/4/94......................................................         353.00             111.00             89.00

2/5/95......................................................         314.00             110.00             96.00

2/3/96......................................................         550.00             153.00             88.00

2/1/97......................................................         453.00             197.00            101.00

1/31/98.....................................................         902.00             231.00            147.00

2/6/99......................................................         392.00             339.00            245.00

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In 1994, the Company acquired all of the outstanding common stock of Nature Food Centres, Inc. ("NFC") for approximately $59.4 million. Ronald L. Rossetti, President and Chief Executive Officer of NFC, received in the transaction approximately $28 million for his NFC Common Stock and $2,323,000 in consideration of the termination of various contractual relationships between Mr. Rossetti and NFC. In addition, the Company entered into a consulting and non-competition agreement with Mr. Rossetti pursuant to which, for a three-year period ending in September 1997, Mr. Rossetti has agreed to serve as a consultant to the Company's subsidiary, NFC, in consideration of a consulting fee of approximately $176,000 per year; and pursuant to which, for a six-year period ending in September 2000, Mr. Rossetti has agreed not to compete with the Company in consideration of an aggregate fee of $900,000, payable in 72 equal monthly installments of $12,500. In addition, the consulting agreement provided that Mr. Rossetti would be entitled to serve as a member of the Board for three years following the transaction and be entitled to participate, as an independent director, in the 1994 stock option plan established by the Company. Mr. Rossetti became a director of the Company in September 1994 and received an option covering 20,000 shares of Common Stock pursuant to the 1994 stock option plan at an exercise price of $11.46875 per share, the market price on the date of grant.

    The Company, in the regular course, utilizes the services of Lane & Mittendorf, attorneys-at-law. Mr. Beimfohr is a Senior Partner with Lane & Mittendorf.

    See also "Compensation Committee Interlocks and Insider Participation" above. The matters set forth elsewhere in this Information Statement and in Item 3 of the Schedule 14D-9 are hereby incorporated by reference herein.

                                 EXHIBIT INDEX

EXHIBIT                                                      DESCRIPTION                                          PAGE NO.
--------------------  ------------------------------------------------------------------------------------------  ---------
       *+  (a)(1)     Offer to Purchase dated July 9, 1999.
       *+  (a)(2)     Letter of Transmittal.
        +  (a)(3)     Text of press release dated July 5, 1999.
*          (a)(4)     Letter to stockholders of the Company dated July 9, 1999.
        +  (a)(5)     Form of Summary Advertisement dated July 9, 1999.
*          (a)(6)     Opinion of Morgan Stanley & Co. Incorporated.
        +  (a)(7)     Text of press release dated July 9, 1999.
           (b)        Not applicable.
        +  (c)(1)     Agreement and Plan of Merger dated as of July 5, 1999.
        +  (c)(2)     Tender Agreement dated as of July 5, 1999.
        +  (c)(3)     Employment Agreement of Mr. William E. Watts dated as of July 5, 1999.
        +  (c)(4)     Employment Agreement of Mr. Gregory T. Horn dated as of July 5, 1999.
        +  (c)(5)     Employment Agreement of Mr. Russell L. Cooper dated as of July 5, 1999.
        +  (c)(6)     Employment Agreement of Mr. John A. DiCecco dated as of July 5, 1999.
        +  (c)(7)     Employment Agreement of Mr. David R. Heilman dated as of July 5, 1999.
        +  (c)(8)     Employment Agreement of Mr. Edwin J. Kozlowski dated as of July 5, 1999.
        +  (c)(9)     Employment Agreement of Mr. Michael Locke dated as of July 5, 1999.
        +  (c)(10)    Employment Agreement of Mr. Mike K. Meyers dated as of July 5, 1999.
        +  (c)(11)    Employment Agreement of Mr. Donald G. Smith dated as of July 5, 1999.
        +  (c)(12)    Employment Agreement of Mr. Reginald W. Steele dated as of July 5, 1999.
        +  (c)(13)    Non-Competition and Non-Solicitation Agreement of Gregory T. Horn dated as of July 5,
                      1999.
        +  (c)(14)    Benefits Letter dated July 5, 1999.

------------------------

*   Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 dated July 9, 1999, and incorporated herein by reference.